Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

COMMUNICATIONS Septiembre 2024

Interview Onur Genç - CNBC

[Transcript]

Steve Sedgwick: (...) acquisition of rival Sabadell will go ahead. The proposed takeover has been cleared by the ECB and the UK’s competition regulator, but still requires approval from Spanish competition and securities regulators, and would also require the not insubstantial support of Sabadell shareholders, representing a majority of share capital. But we’ve got a fascinating guest now joining Charlotte on this, of course, from the Bank of America conference in London. And, Charlotte, take it away.

Charlotte Reed: Thank you Steve. Certainly banking consolidation is at the heart of the conversation here at this Bank of America Financial CEO conference. And very pleased to say I’m now joined by Onur Genç, the CEO of BBVA. Well sir, you were the main protagonist of one of Europe’s biggest takeover battles, until a new one came on the scene very recently. Just where are we at in your own battle for the €12 billion takeover of Sabadell? I know you got the green light from the ECB earlier this month. That was a key milestone there. So just tell us where we’re at in that battle.

Onur Genç: Well, in terms of the process, there are three stages to the whole process. The first stage is what we call the authorization stage. There are 20 plus authorizations that we need to get to. We basically got all of them. We are now in the process of waiting for the competition authority in Spain for that phase to be completed. After that, the second phase starts, which is the acceptance period. It’s the time when the Sabadell shareholders will be asked to tender their shares. And then there is the third phase, which is what we call the merger stage, where the two banks merge. So it’s moving according to plan on where we are.

Charlotte Reed: So let’s look at the details. You said, to begin with that there would be no intention in increasing the offer. And that is the final word. Are you happy with what is on the table?

Onur Genç: Well, what we said actually, the exact wording that we used was: “We don’t have the necessity, nor the need, nor the intention to increase the price”. For a simple reason. We do think it’s a very attractive offer. On the date of April 29th, which is the undisturbed price, it was 30% premium versus the date before, and it was 50% premium versus the three month average before that date. 50% premium. As you compare this number to other transactions that you see out there, it’s a very healthy premium. And we keep saying it’s a very important number in our view, Sabadell shareholders, they should always look into the cash flow, how much they will be receiving and the earnings per share improvement, which then drives the dividend per share, which then drives the cash flow per share. Earnings per share improvement of this transaction for them would be 27% based on independent consensus figures. So the cash flow of improvement is amazing. That is why we don’t have the necessity nor the intention to increase our price.

Charlotte Reed: The Spanish Government is not happy with this potential merger. Now, under Spanish law, a takeover cannot be stopped, but a merger can’t go ahead. So what would that mean for your €850 million synergies. Would you go ahead with a takeover if a merger is not possible?

Onur Genç: We see that scenario to be very unlikely because as I mentioned to you, there are three stages to this: the authorization stage, the acceptance period, the tender stage, and then the merger stage. The Spanish Government kicks in the third stage, in the merger stage. So after we have more than 50% of Sabadell, after we have all the authorisations in the first stage, then in the third stage, the Spanish Government can decide not to approve the merger. But we do see that as a very unlikely scenario, because we do think this is good for Spain. We are giving the same numbers all the time, but this gives an additional €5 billion additional lending capacity to the Spanish economy. We are looking for scale. European banks, Spanish banks, we need to look for scale because our costs are increasing, especially in the technology space, which is a fixed cost. If you are not large, you would not be able to compete globally. That’s why the Spanish Government, in our view, will see the benefits of this. And as we have done in the past, we are dialoguing with the Spanish Government to be able to alleviate any concern that they might have. So we are open to that one as well.

COMMUNICATIONS Septiembre 2024

Charlotte Reed: And the concerns, basically political, because you said from a competition point of view, there is no issue. So is it just a political issue then?

Onur Genç: We don’t think there is any issue, to be fair, we don’t think there is an issue.

Charlotte Reed: Jobs, things like that, for example. Is that what they’re just worried about?

Onur Genç: No, this is not a merger of pure cost cutting. This is a merger of growth. Because the two banks are very complementary. Sabadell is a very SME focused bank and BBVA is more retail and big corporations kind of a bank. It’s a very complementary business. We are doing this for growth. So even for the job losses, we announced the synergy breakdown very recently. The amount of branch closures and so on is much lower than any other transaction that you can see out there. So we really don’t see any concern, to be fair. And you mentioned competition. Just three years ago, there was a larger transaction approved in Spain, Bankia-Caixa. It turned out to be a larger bank than ours. There was no issue at that merger. And that merger was approved, as we call it, in phase one. We take that as a precedent and in any of the metrics we are not passing the threshold of Caixa-Bankia. And we are not, by the way, triggering any of the thresholds that the European competition is foreseeing. So we are not passing 25% in any metric. And the acquired entity is not more than 10%. If we are not triggering the thresholds, if we have a clear precedent out there, we do think there is no competition issue. And all the other concerns that can be out there, we are ready to tackle them with the authorities.

Charlotte Reed: And so when we see that the deal that you’re trying to push through is complicated and complex and it’s a domestic one, and we see that there is potentially a transborder one, see UniCredit and Commerzbank over the past couple of weeks. Are you watching closely what happens with that deal? Is it a watershed moment for the European banking industry, and whether that deal goes through and potentially a takeover is authorized?

Onur Genç: Charlotte, I don’t know the details of that transaction. Obviously it’s something that’s not close to us. We are watching it. We are seeing it from the press and everything else. There’s only one thing that I will tell you. There is this famous chart. I’m not sure that you have seen it. The top 20 by market capitalization, top 20 banks in the world. You list them from biggest to the smallest. The top 20. There are many American banks there. There are Chinese banks, there are Japanese banks. There is a Canadian bank. There is an Australian bank. There are no EU banks in that list. Top 20. Zero. No European Union bank in the top 20. Why is this important? As I said, our business is becoming a scaled business because the percentage of technology spending within the total cost base of banks is going up. You see it every single day in our numbers. You do this in a very, very accelerated way. Cyber security, I mean, the blockchain, the AI, the data. You need to invest in technology and it is fixed costs. Whether you have 100 customers, 1,000 customers, it’s the same cost. You need to be large to compete globally. And Europe, we are in this situation that Europe depends on the banks. Banking system finances the economy. Unless we can compete, how can we get Europe out of the growth dilemma that we are facing? So we need to grow. So we are looking into the transaction of UniCredit and also our transaction from that dimension. Our transaction in our view is very straightforward because it’s a domestic consolidation which will help even more on costs. But it’s very clear to us that these transactions need to happen.

Charlotte Reed: And the Mario Draghi report on competitiveness really was highlighting these needs. Of course, we talk about banking union and the need for that for investment in Europe. And yet the still stumbling blocks, like, are you surprised by the reaction by the German government? Is it an issue that is domestic governments that are just having more talk in Brussels? But actually when it’s back home, it’s not in my backyard.

Onur Genç: I think we need to communicate better. It’s a duty on us as well, especially on our transaction. It is good for everyone. We really see it. It is good for everyone. You just cannot serve the same market with two different brands, two different systems. It just doesn’t make sense. It’s a very straightforward economic rationale, and is very high. So we have to explain this better. Beyond the economic rationale, it’s good for clients because if you are more efficient you can do better products, cheaper products. It is good for employees because we are going to be doing these kind of restructurings in such a way that it’s voluntary in general. So we are typically agreeing with the labor unions in these processes, and we give opportunities to people to have global careers. Good for clients, good for employees, good for society, €5 billion additional lending capacity. We just need to explain this better. We cannot compete, I repeat this, we cannot compete globally if we cannot grow.

COMMUNICATIONS Septiembre 2024

Charlotte Reed: Final question for me on the macro background in which you operate here in Europe. We know in Spain there is an economic growth forecast 2.7% this year from 2.4%. So very dynamic. Southern Europe doing well. More clouds gathering for France and Germany. They say that could make the case for faster rate cuts from the ECB. So how is this playing out for you and your own business?

Onur Genç: Again, our European operation is obviously mostly concentrated in Spain. And as you said, Spain is doing extremely well, extremely well, 2.7%, maybe even higher. There are a few drivers, there are very important structural drivers that are driving this. Number one, immigration. It’s helping for sure. Number two, the service based economies in general, not only in Spain, but service based economies, are growing better than others and Spain is clearly one of them. Tourism is helping a lot as part of that service based economy. It goes back to pandemic and after pandemic we are seeing this consumer trend that customers, or consumers, want to spend their money on tourism, on experiences, on things to improve their lifestyles and so on. So that is helping service based economies. And in the case of Spain, there’s also this Next Generation EU, some funding from Europe to improve the green and the digital infrastructure of Spain. All of that combined is driving this. But 2.5 is the latest forecast of BBVA Research. We do think it might be higher than that. They are in the process of relooking into that. So very positive. Beyond that, obviously if you are a manufacturing based economy, some of them you mentioned, there are some headwinds. But again, if we also get the banking system to support this, there’s a lot of room in Europe to grow. Very simple.

Charlotte Reed: And on that note, that very clear message. Onur Genç, thank you so much for joining us here. The CEO of BBVA talking to us about the importance of banking consolidation in Europe, how it’s a key element for the competitiveness of the continent, guys.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.